UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of July 2002

EDP- Electricidadé de Portugal

Avenida José Malhoa
Lote A-13
1070 Lisbon, Portugal
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F ___

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No X

EDP
Electricidade de Portugal

Lisbon, July 31st 2002

Reuters: EDPP.IN / EDP.N
Bloomberg: EDP PL / EDP US

Investors & Analysts' Briefing

INVESTOR RELATIONS DEPARTMENT
Pedro Pires, Director
Gonçalo Santos
Elisabete Ferreira
Cristina Requicha
Rui Antunes

Tel: +351 21 001 2834
Fax: +351 21 001 3040

Email: ir@edp.pt
Site: www.edp.pt

EDP RAISES ITS STAKE IN TURBOGÁS

EDP - Electricidade de Portugal, S.A ("EDP"), through its subsidiary EDP Participações, S.G.P.S, S.A., has agreed to acquire from Siemens Project Ventures GmbH ("SPVG") its 10% stake in the share capital of Turbogás Produtora Energética S.A. ("Turbogás"), as well as, the total balance of shareholder loans to Turbogás owned by SPVG.

The preliminary total consideration agreed for the acquisition is of €22,5 million, of which €9.1 million correspond to the total balance of shareholder loans to Turbogás owned by SPVG as of March 31, 2002. The final consideration to be paid by EDP is subject to the actual balance of shareholder loans at the date of the actual transfer of the stake, which is not expected to be significantly different from that of March 31, 2002.

The envisaged acquisition is subject to the non exercise of the rights of first refusal of the remaining shareholders of Turbogás, as well as, to the approval by the lenders of Turbogás and by the relevant public authorities.

Turbogás was incorporated in Portugal in 1994 with the sole purpose of carrying out the development, construction and operation of a combined-cycle gas fired power station at Tapada do Outeiro, Portugal, with a total installed capacity of 990MW (the "Project"). Turbogás sells the whole of its production (5.951 GWh in 2001) under a Power Purchase Agreement with REN, within the Portuguese Supply Public

System. The Project was financed by an international bank syndicate under a project finance structure.

The remaining shareholders of Turbogás are RWE and Koch Transporttechnik holding 75% and 5% respectively.

With such acquisition, EDP raises its stake in Turbogás to 20%, which represents a further step in consolidating the EDP Group's position in the Iberian energy market, in line with the group's main strategic objective.

EDP – ELECTRICIDADE DE PORTUGAL, S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: July 31, 2002

EDP- Electricidade de Portugal, S.A.

By: Francisco de la Fuente Sánchez
Name: Francisco de la Fuente Sánchez
Title: Director & Chief Executive Officer